UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-39339

HITEK GLOBAL INC.

Unit 304, No. 30 Guanri Road, Siming District
Xiamen City, Fujian Province, People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

In connection with the 2025 Annual General Meeting of Shareholders of Hitek Global Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes the following documents:

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Exhibits

Exhibit No.	Description

99.1	Notice of 2025 Annual General Meeting of Shareholders, dated October 31, 2025, to be mailed to shareholders of the Company in connection with the 2025 Annual General Meeting of Shareholders of the Company
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2025 Annual General Meeting of Shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HiTek Global Inc.

Date: October 31, 2025	By:	/s/ Xiaoyang Huang
	Name:	Xiaoyang Huang
	Title:	Chief Executive Officer (Principal Executive Officer)

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